Exhibit 4.25

THIS DEMAND NOTE HAS NOT BEEN REGISTERED PURSUANT TO THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933 (AS AMENDED, THE “SECURITIES ACT”) OR QUALIFIED PURSUANT TO ANY APPLICABLE STATE SECURITIES LAW. THIS DEMAND NOTE MAY BE RESOLD ONLY IF REGISTERED PURSUANT TO THE PROVISIONS OF THE SECURITIES ACT AND QUALIFIED PURSUANT TO APPLICABLE STATE SECURITIES LAWS OR IF AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION IS AVAILABLE, EXCEPT UNDER CIRCUMSTANCES WHERE NONE OF SUCH REGISTRATION, QUALIFICATION NOR EXEMPTION IS REQUIRED BY LAW.

DEMAND NOTE

$140,000,000

August 12, 2014

HÖEGH LNG HOLDINGS LTD., a Bermuda company (together with its successors and permitted assigns, the “Payor”), for value received, hereby promises to pay to Höegh LNG Partners LP (“Payee”), or its registered assigns, the principal sum of One Hundred Forty Million Dollars ($140,000,000.00 ) payable upon the earlier to occur of: (i) three (3) Business Days after receipt by Payor of written demand from Payee, which demand may be made at any time in the sole and absolute discretion of Payee without presentment, further demand, protest or further notice of any kind, all of which are hereby expressly waived by Payor; and (ii) acceleration of this Demand Note pursuant to Section 6 of this Demand Note (such earlier date, the “Maturity Date”). Payor, for value received, hereby further promises to pay to Payee interest on the outstanding principal amount of this Demand Note on each Interest Payment Date and on the Maturity Date, at a rate per annum equal to the Interest Rate; provided, however, that Payor agrees to pay interest at the Default Interest Rate on all amounts under this Demand Note during the continuance of an Event of Default, and such interest shall be payable promptly after demand of Payee. Interest on this Demand Note shall be calculated on the basis of the actual number of days elapsed and a year of 360 days. Payment of principal, interest and any other amounts in respect of this Demand Note shall be made in Dollars, in immediately-available funds, by wire-transfer to the payment office most recently notified to Payee in writing by Payor.

1.          DEFINED TERMS

Capitalized terms used in this Demand Note shall have the meanings set forth herein, and the following capitalized terms shall have the following meanings:

“Bankruptcy Code” shall mean Title 11 of the United States Code entitled “Bankruptcy,” as now and hereafter in effect, or any successor statute.

“Business Day” shall mean a day other than a Saturday, Sunday or any other day on which commercial banks in London, New York, the Marshall Islands, Norway or Bermuda are authorized or required by law to close.

“Default” means the occurrence of any event that, with the giving of notice, the lapse of time, or both, would become an Event of Default.

“Default Interest Rate” shall mean 7.88% per annum.

“Demand Note” shall mean this Demand Note, dated August 12, 2014.

“Dollars” and “$” shall mean the lawful currency of the United States of America.

“Event of Default” has the meaning given in Section 5 of this Demand Note.

“Governmental Authority” shall mean any nation or government, any state or other political subdivision thereof and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“IFRS” shall mean International Financial Reporting Standards applied on a consistent basis.

“Insolvency Proceeding” shall mean (a) any case, action or proceeding before any court or other Governmental Authority or authority relating to bankruptcy, reorganization, insolvency, liquidation, receivership, dissolution, winding-up or relief of debtors, or (b) any general assignment for the benefit of creditors, composition, marshalling of assets for creditors, or other, similar arrangement in respect of its creditors generally or any substantial portion of its creditors, in each case undertaken under United States federal, state or foreign law, including the Bankruptcy Code.

“Interest Payment Date” shall mean the fifth Business Day of each January, April, July and October.

“Interest Rate” shall mean 5.88% per annum.

“Material Adverse Effect” shall mean a material adverse effect on (a) the business, assets, liabilities, operations or condition (financial or otherwise) of Payor and its subsidiaries taken as a whole, (b) the ability of Payor to perform its obligations under this Demand Note or (c) the ability of Payee to enforce this Demand Note.

“Person” shall mean an individual, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity of whatever nature.

2.          PREPAYMENT

The outstanding principal amount of this Demand Note may be prepaid in whole or in part at any time by Payor, without premium or penalty, upon ten (10) Business Days’ prior written notice to Payee, which notice shall be irrevocable once delivered. Any prepayment of this Demand Note shall be accompanied by all accrued and unpaid interest on the amount so prepaid. In the event this Demand Note is prepaid in part, a new Note or Notes of like tenor for the outstanding principal amount hereof will be issued in the name of the Payee upon request of the Payee. Amounts in respect of this Demand Note which are prepaid may not be reborrowed.

3.          REPRESENTATIONS AND WARRANTIES

Payor represents and warrants to Payee that:

(a)	Payor (i) has been duly formed and is validly existing and in good standing under the laws of Bermuda and (ii) is qualified to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification except where the failure so to qualify would not reasonably be expected to have a Material Adverse Effect.

(b)	The execution, delivery and performance by Payor of this Demand Note have been duly authorized by all necessary corporate action of Payor and do not and will not: (i) contravene the terms of the organizational documents of Payor; (ii) result in a breach of, or constitute a default under, any lease, instrument, contract or other agreement to which Payor is a party or by which it or its properties may be bound or affected that would reasonably be expected to have a Material Adverse Effect; or (iii) violate any provision of any law, rule, regulation, order, judgment, decree or the like binding on or affecting Payor.

(c)	This Demand Note constitutes the legal, valid and binding obligation of Payor, enforceable against Payor in accordance with its terms, subject to the effect of applicable bankruptcy, insolvency or similar laws affecting creditors’ rights generally and equitable principles of general applicability.

(d)	No authorization, consent, approval, license, exemption of, or filing or registration with, any Person is required for the due execution, delivery or performance by Payor of this Demand Note.

(e)	To the knowledge of Payor, on the date hereof there are no actions, suits, or proceedings pending or threatened against Payor before any Governmental Authority that would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect.

(f)	The consolidated audited financial statements of Payor and its consolidated subsidiaries as of December 31, 2013 present fairly, in all material respects, the consolidated financial position of Payor and its consolidated subsidiaries as of December 31, 2013 in conformity with IFRS applied on a consistent basis.

(g)	Payor has filed all material tax returns and reports required to be filed (or obtained extensions with respect thereto) and has paid all taxes required to have been paid by it, except (i) taxes the validity of which are being contested in good faith by appropriate proceedings, and with respect to which Payor, to the extent required by IFRS, has set aside on its books adequate reserves or (ii) to the extent any failures to do so (individually or in the aggregate) would not reasonably be expected to have a Material Adverse Effect.

(h)	No Default or Event of Default has occurred and is continuing.

(i)	The making of the loan evidenced by this Demand Note does not require any authorization, consent or approval of, registration or filing with, or any other action by, any Person (including shareholders or any class of directors, whether interested or disinterested, of Payor or any other Person), nor is any such authorization, consent, approval, registration, filing or other action necessary for the validity or enforceability of this Demand Note, except such as have been obtained or made and are in full force and effect.

4.          COVENANTS

So long as any principal, interest, fee or other amount in respect of this Demand Note shall remain unpaid, Payor agrees that:

(a)	Payor shall furnish to Payee, promptly after Payor has knowledge or becomes aware thereof, notice of (i) the occurrence of any Default or Event of Default; (ii) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or affecting Payor that would reasonably be expected to have a Material Adverse Effect; and (iii) any other development that results in, or would reasonably be expected to have, a Material Adverse Effect.

(b)	Payor shall comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property, except where any failures to do so, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(c)	Payor will at all times maintain, and will cause its subsidiaries to maintain, with financially sound and reputable insurers, insurance of the kinds and covering the risks and in the relative proportionate amounts (including as to self-insurance) consistent with that carried by companies engaged in the same or similar businesses and similarly situated; provided that Payor shall not be required to maintain insurance against risks or in amounts no longer available on commercially reasonable terms, on a de novo or renewal basis, as applicable, to Payor and other companies engaged in the same or similar businesses and similarly situated.

5.          EVENTS OF DEFAULT

Any of the following events which shall occur shall constitute an “Event of Default”:

(a)	Payor shall fail to pay when due any amount of principal under this Demand Note; or

(b)	Payor shall fail to pay when due any interest under this Demand Note or any other amount payable in respect of this Demand Note (other than principal), and such failure shall continue unremedied for five (5) Business Days; or

(c)	Any representation or warranty by Payor under or in connection with this Demand Note shall prove to have been incorrect in any material respect when made or deemed made; or

(d)	Payor shall fail to perform or observe any other term, covenant or agreement contained in this Demand Note on its part to be performed or observed, and such failure shall remain unremedied for a period of thirty (30) days from the date Payee provides written notice of such occurrence; or

(e)	(i) Payor shall be dissolved, liquidated, wound up or cease its corporate existence or cease to conduct its business in the ordinary course; or (ii) Payor (1) shall make a general assignment for the benefit of creditors, or shall generally fail to pay, or admit in writing its inability to pay, its debts as they become due, subject to applicable grace periods, if any, whether at stated maturity or otherwise; (2) shall commence any voluntary Insolvency Proceeding; or (3) shall take any action to effectuate or authorize any of the foregoing; or

(f)	(i) Any involuntary Insolvency Proceeding is commenced or filed against Payor, or any writ, judgment, warrant of attachment, execution or similar process is issued or levied against a substantial part of Payor’s properties and such Insolvency Proceeding shall not be dismissed, or such writ, judgment, warrant of attachment, execution or similar process shall not be released, vacated or fully bonded within sixty (60) days after commencement, filing or levy; (ii) Payor admits the material allegations of a petition against it in any Insolvency Proceeding, or an order for relief (or similar order under non-United States law) is ordered in any Insolvency Proceeding; or (iii) Payor acquiesces in the appointment of a receiver, trustee, custodian, conservator, liquidator, mortgagee in possession (or agent therefor), or other similar Person for itself or a substantial portion of its property or business; or

(g)	Payor shall (i) default in the payment of principal of any indebtedness in an aggregate principal amount in excess of $8,000,000 (other than this Demand Note) beyond the period of grace, if any, provided in the instrument or agreement under which such indebtedness was created as and when the same shall become due and payable, and such default shall have resulted in such indebtedness being declared due and payable prior to its stated maturity or (ii) default in the observance or performance of any other agreement or condition relating to any such indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, and such default shall have resulted in such indebtedness being declared due and payable prior to its stated maturity; or

(h)	one or more judgments for the payment of money in an aggregate amount in excess of $8,000,000 shall be rendered against Payor and the same shall remain undischarged for a period of thirty (30) consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of Payor to enforce any such judgment.

6.          REMEDIES

If any Event of Default shall occur and be continuing, Payee may, by notice to Payor, declare the entire unpaid principal amount of this Demand Note, all interest accrued and unpaid hereon and all other amounts due hereunder to be forthwith due and payable, whereupon the outstanding principal amount of this Demand Note, all such accrued interest and all such other amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by Payor; provided that if an Event of Default described in paragraph (e) or (f) of Section 5 of this Demand Note shall occur, the result which would otherwise occur only upon giving of notice by Payee to Payor as specified above shall occur automatically, without the giving of any such notice.

Notwithstanding the foregoing, and for the avoidance of doubt, all outstanding amounts under this Demand Note may be called by Payee at any time as provided in the first paragraph of this Demand Note, whether or not a Default or an Event of Default has occurred.

7.          MISCELLANEOUS

Payor agrees to pay on demand all the losses, costs, and expenses (including, without limitation, attorneys’ fees and disbursements) which Payee incurs in connection with enforcement of this Demand Note, or the protection or preservation of Payee’s rights under this Demand Note, whether by judicial proceedings or otherwise. Such costs and expenses include, without limitation, those incurred in connection with any workout or refinancing, or any bankruptcy, insolvency, liquidation or similar proceedings.

No single or partial exercise of any power under this Demand Note shall preclude any other or further exercise of such power or exercise of any other power. No delay or omission on the part of Payee in exercising any right under this Demand Note shall operate as a waiver of such right or any other right hereunder.

This Demand Note shall be binding on each of Payor and Payee and their respective successors and assigns. Neither party may assign or transfer this Demand Note or any of its obligations hereunder without the other party’s prior written consent.

No provision of this Demand Note shall alter or impair the obligation of Payor, which is absolute and unconditional, to pay the principal of and any premium and interest on this Demand Note at the times, place and rate, and in the coin or currency, herein prescribed, subject to Payor’s right to redeem all or a portion of this Demand Note as provided herein or as otherwise agreed to by the parties.

This Note shall be governed by, and construed in accordance with, the laws of the State of New York.

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IN WITNESS WHEREOF, Payor has caused this instrument to be duly executed this 12th day of August, 2014.

HÖEGH LNG HOLDINGS LTD.

By:	/s/ Camilla Nyhus-Møller
Name: Camilla Nyhus-Møller
Title: Attorney-in-fact

Signature Page to Höegh LNG Holdings Ltd.
Demand Note